EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The calculation of Intcomex, Inc.’s ratio of earnings to fixed charges as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively, are provided below:

Intcomex, Inc.

Ratio of earnings to fixed charges

(dollars in 000s)	2006	2005	2004	2003	2002
Earnings
+ Pretax income from continuing operations	$17,957	$14,818	$22,900	$21,257	$13,584
+ Interest expense	14,928	13,776	3,267	465	2,546
+ Amortization of capitalized interest	1,305	3,029	162	—	—
+ Distributed income of equity investees	—	—	—	—	—
+ % share of equity investees guarantees	—	—	—	—	—
- Interest capitalized	—	—	—	—	—
- Preferred security dividends	—	—	—	—	—
- Minority Interest income	—	—	—	—	—

Total earnings	$34,190	$31,623	$26,329	$21,722	$16,130

Fixed Charges
+ Interest expense	$14,928	$13,776	$3,267	$465	$2,546
+ Amortization of deferred financing costs	1,095	2,956	162	—	—
+ Accretion of debt discount	210	73	—	—	—
+ Estimate of interest in rental expense	356	247	107	—	—

Total fixed charges	$16,589	$17,052	$3,536	$465	$2,546

Ratio of earnings to fixed changes	2.1	1.9	7.4	37.2	6.3